

November 2, 2011

<u>Via Email</u>
Mary Jo David
Chief Financial Officer
LSB Financial Corp.
101 Main Street
Lafayette, Indiana 47901

Re: LSB Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 0-25070

Dear Ms. David:

    We have reviewed your response letter dated September 1, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing any information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Lending Activities, page 6</u>

1. We note the interest rate risk described in the last sentence of your response to our prior comment number 2. If material, in future filings please quantify and describe the extent of your exposure to this situation on an aggregate basis. Please do this in the MD&A section, risk factor section, or elsewhere as appropriate.

Legal Proceedings, page 32

2. We note your proposed language about the supervisory agreement. Please revise this text to describe resulting, material changes in operations. For example, you say in the first full paragraph on page 5 that your company was required to revise its policy on concentrations of credit. Please disclose how this policy was changed, or advise. Consider also for each element of the agreement.

Proxy Statement

Executive Compensation, page 10

3. Regarding your response to prior comment number 5, please note that the definition of "executive officer" as applied to Item 402(m)(2) encompasses employees with management duties who might not ordinarily be considered "executive officers." See Instruction 2 to Item 402(m)(2). Please revise or advise us supplementally in greater detail.

       Please contact David Lyon, Senior Financial Analyst, at (202) 551-3421 or me at (202) 551-3436 with any questions.

Sincerely,

/s/ Gregory Dundas

Gregory Dundas
Senior Counsel